Management's Discussion and Analysis
BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) for Westport Fuel Systems Inc. (“Westport”, the “Company”, “we”, “us”, “our”) for the three and six months ended June 30, 2026 provides an update to our annual MD&A dated April 23, 2026 for the fiscal year ended December 31, 2025. This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited consolidated financial statements, including the accompanying notes, for the fiscal year ended December 31, 2025 and our unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2026. Our interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The Company’s reporting currency is the United States dollar ("U.S. dollar"). This MD&A is dated as of August 11, 2026.

Additional information relating to Westport, including our Annual Report Form 20-F for the year ended December 31, 2025, is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov, respectively. All financial information is reported in U.S. dollars unless otherwise noted.

FORWARD-LOOKING STATEMENTS
This MD&A contains forward-looking statements that are based on the beliefs of management and reflects our current expectations as contemplated under applicable Canadian securities laws and the safe harbor provisions of Section 21E of the United States Securities Act of 1934, as amended. Forward-looking information generally can be identified by the use of forward-looking terminology such as "expect", "anticipate", "believe", "estimate", "plan", "project", "intend", "may", "will", "should", "could", "would", "continue", "forecast", "outlook", or similar expressions, including the negative of such items. Such forward-looking statements include, but are not limited to, future strategic initiatives and future growth, future of our development and service programs and project milestones (including those relating to Cespira's HPDI fuel system and Hydrogen), our expectations for 2026 and beyond, including anticipated effects of new accounting and reporting standards, the global demand for our products or our HPDI joint venture's products (including from Cespira's HPDI 2.0TM fuel systems), timing and progress of development, validation and commercialization activities (including expected timing of field testing and commercialization paths); expected timing of receipt of amounts (including holdback receivables); expectations regarding output, efficiency and operational performance; outlook for commodity prices; liquidity outlook and the Company's ability to fund operations over the next twelve months; plans and ability to improve liquidity through financings and other alternatives (including the potential use of the Company's shelf prospectus); anticipated funding of, and contributions to, the Company's joint venture arrangements (including expected funding levels and the Company's expected share of such funding); and other statements regarding the Company's future plans, objectives, strategies, results, performance, condition or prospect.

These forward-looking statements are neither promises nor guarantees but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to revenue growth, operating results, liquidity, our industry and products, the general economy, conditions of the capital and debt markets, government or accounting policies and regulations, regulatory investigations, climate change legislation or regulations, technology innovations, as well as other factors discussed below and elsewhere in this report, including the risk factors contained in the Company’s most recent annual report, Form 20-F, filed on SEDAR+ at www.sedarplus.ca. The forward-looking statements contained in this MD&A are based upon a number of material factors and assumptions which include, without limitation, market acceptance of our products, product development delays in contractual commitments, the ability to attract and retain business partners, competition from other technologies, conditions or events affecting cash flows or our ability to continue as a going concern, price differential between compressed natural gas, liquefied natural gas, and liquefied petroleum gas relative to petroleum-based fuels, unforeseen claims, exposure to factors beyond our control as well as the additional factors referenced in our

Management's Discussion and Analysis
annual report. Readers should not place undue reliance on any such forward-looking statements, which are pertinent only as of the date they were made.

The forward-looking statements contained in this document speak only as of the date of this MD&A. Except as required by applicable legislation, Westport does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after this MD&A, including the occurrence of unanticipated events. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

GENERAL DEVELOPMENTS

•For the three months ended June 30, 2026, Cespira, our joint venture with Volvo Group, increased its revenue by $15.1 million or 125% compared to the prior year quarter. Cespira reduced its net loss by $4.4 million. Westport reduced its capital contributions to Cespira in the six months ended June 30, 2026 to $6.4 million from $8.9 million in the prior year quarter.

•For the three months ended June 30, 2026, our High-Pressure Controls segment had revenues of $2.7 million, slightly lower than $2.9 million when compared to the prior year quarter. Our new manufacturing plants in Canada and China continue to improve performance six months into their launch.

•On June 30, 2026, Westport held its Annual General and Special Meeting of Shareholders. Shareholders approved all resolutions presented at the meeting including the election of all nominated directors for the ensuing year, the appointment of Deloitte LLP as our auditors for the fiscal year, the advisory vote on executive compensation, and the name change resolution.

•On June 22, 2026, Westport entered into a securities purchase agreement with CVI Investments Inc. ("Selling Shareholder") and agreed to issue and sell to the selling shareholder an aggregate of: (i) 1,600,000 commons shares, (ii) pre-funded warrants to purchase up to 3,254,369 common shares (the "Pre-Funded Warrants"), and (iii) private placement warrants to purchase up to 4,854,369 common shares (the "Warrants"). The closing of the issuance and the sale of the shares, the Pre-Funded Warrants and the Warrants took place on June 23, 2026. The combined offering price for each common share, together with an accompanying Warrant, was $2.06. The combined offering price of each Pre-Funded Warrant, together with an accompanying Warrant, was $2.05999. The exercise price of the Pre-Funded Warrants was $0.00001 per underlying common share. The exercise price of the Warrants was $2.06 per underlying common share. The financing transaction provided an initial $10.0 million to Westport before fees and transaction costs with an opportunity for a potential additional $10.0 million in the next two years.

•On June 18, 2026, Westport announced that Cespira and Volvo Group have signed a development agreement to finalize the integration and commercialization of Cespira's HPDI fuel system technology to enable Volvo Group's 13-litre engine to run on hydrogen. Volvo trucks are currently in on-road testing as announced by Volvo Trucks on April 1st. The European certified commercial launch is targeted to happen before 2030.

Management's Discussion and Analysis
BUSINESS OVERVIEW

Westport is a technology and innovation company connecting synergistic technologies to power a cleaner tomorrow. As a supplier of affordable, alternative fuel, low-emissions transportation technologies, we design, manufacture, and supply advanced components and systems that enable the transition from traditional fuels to alternative energy solutions.

Our technologies support a wide range of alternative fuels – including natural gas, renewable natural gas ("RNG"), and hydrogen – enabling OEMs and commercial transportation industries to meet performance demands, regulatory requirements, and climate targets in a cost-effective way. With decades of expertise and a commitment to engineering excellence, Westport is helping our partners achieve sustainability goals - without compromising performance or cost-efficiency - making clean, scalable transport solutions a reality.

Westport is headquartered in Vancouver, Canada, with operations in Cambridge, Ontario; Calgary, Alberta; China and Europe. With a focus on engineering, manufacturing, and supplying alternative fuel systems and components for transportation applications, Westport's product offerings, sold under its AFS and GFI brands and through Cespira, Westport's joint venture with the Volvo Group ("Volvo"), enable the use of several alternative fuels in the transportation sector that provide economic and/or environmental advantages as compared to diesel, gasoline, or battery powered electric vehicles.

Our portfolio includes our High-Pressure Controls segment sold under the AFS and GFI brands and a 55% ownership in Cespira, a joint venture with Volvo. Our High-Pressure Controls segment designs, develops, and produces components including pressure regulators, valves, filters, electronic control units ("ECUs") and high-pressure hydrogen components for transportation and industrial applications. We partner with fuel cell, hydrogen engine and alternative fuel engine manufacturers offering versatile solutions that serve a variety of fuel types. Cespira launched in 2024 and is committed to advancing the development and commercialization of Cespira's HPDI™ fuel system, a fully OEM-integrated gaseous fuel system that enables heavy-duty diesel engines to operate with a range of alternative fuels including natural gas, RNG, hydrogen and others without any performance or efficiency compromises relative to the base diesel engine platform. As part of Westport and Cespira's portfolio of solutions, Cespira's LNG HPDI 2.0 fuel system is on the road today and is a complete system offering OEMs the flexibility to differentiate their natural gas product lines easily while also maintaining maximum commonality with their conventional diesel fueled products.

Business Segments

Westport develops and supplies advanced alternative-fuel systems, components, and technologies that enable global transportation and industrial customers to affordably reduce emissions and transition toward cleaner mobility solutions. Our technologies, products, and services are sold under our established brands and form the foundation for sustainable growth in both existing and emerging markets worldwide. We operate through the following segments:

Cespira
In June 2024, Westport and Volvo entered into a series of joint venture agreements (collectively, the "JV Agreement"), to establish Cespira, focused on promoting, developing, and commercializing the HPDI fuel system technology. Under the terms of the agreement, Westport owns a 55% equity interest in Cespira, while Volvo owns 45%. The JV prioritizes scaling the HPDI fuel system and supporting the global transition to carbon-neutral, internal combustion engine technologies, particularly in heavy-duty, long-haul trucking, where multiple propulsion technologies are required to achieve substantial decarbonization. Cespira designs, assembles, and supplies LNG HPDI 2.0 fuel systems, related components, and engineering services to engine manufacturers and commercial vehicle OEMs. The fully integrated LNG HPDI fuel systems enable diesel engines to operate predominantly on alternative gaseous fuels - such as RNG - while maintaining equivalent power, torque, and fuel efficiency relative to conventional compression ignition engines fueled with diesel fuel. This can be a cost-effective pathway to meaningful greenhouse gas reductions. The JV is also advancing the application of HPDI fuel systems for hydrogen and other alternative fuels in internal combustion engines, expanding its relevance to future decarbonization strategies.

Management's Discussion and Analysis

High-Pressure Controls
The High-Pressure Controls segment designs, engineers, manufacturers and supplies components for transportation and industrial applications, using gaseous fuels such as hydrogen. This segment represents Westport's off-engine product portfolio, supplying regulators, valves, ECUs, pressure components, and related engineered solutions to OEM and Tier-1 customers worldwide. These technologies support fuel-cell vehicles, hydrogen fueled internal combustion engines, and natural gas mobility platforms.

Westport's High-Pressure Controls segment, with its GFI branded products, has decades of engineering expertise in developing high-quality and often customized components tailored for global automotive, truck, bus, rail, and industrial OEMs. The business is positioned at the forefront of the clean-energy transition, with solutions supporting both current alternative fuel deployment and hydrogen powered mobility.

Through our GFI-branded operations, with manufacturing facilities in Canada and China, we deliver components used in passenger vehicles, buses, mid-duty and heavy-duty trucks, rail applications, construction and industrial equipment.

RISKS, LONG-TERM PROFITABILITY & LIQUIDITY

Government Regulation, Policies and Incentives
Government regulation is a key factor in driving accelerated global demand for and adoption of reduced emission vehicles. Supportive government policy combined with rising corporate adherence to emission reduction goals are creating growth catalysts for Westport in some of its key markets. While we have benefited historically from certain government environmental policies, mandates and regulations around the world, there can be no assurance that these policies, mandates, and regulations will be continued. If these are discontinued, if current requirements are relaxed, or if other regulations are implemented that may impact our business, we may experience a material impact on our competitive position.

Global inflation trends remain inconsistent, with inflationary pressures easing in developed countries, while continuing to impact certain emerging and developed markets. Westport sources its components from global suppliers and continues to face inflationary pressure on production input costs. Specifically, the cost of semiconductors, raw materials, and parts has increased, along with higher labor costs, all of which are contributing to margin compression.

Interest Rates

In response to inflationary pressures, central banks in major markets had raised interest rates to multi-decade highs. While some regions, including Canada, the United States, and Europe, had reduced rates, current levels remain restrictive and are having a significant impact on both the automotive and clean energy sectors. There continues to be uncertainty around inflation and many central banks have been holding interest rates steady for the past year, resulting in slowing of capital investment and infrastructure development.

Automotive manufacturers and OEMs are facing challenges as higher interest rates are compressing profit margins. This environment is leading to delays and cancellations of clean energy investments as companies prioritize cost-cutting measures. Additionally, elevated interest rates have contributed to a slowdown in global economic growth, particularly in emerging markets where economic conditions are already volatile, are facing heightened financial pressures, which could further dampen demand for clean energy solutions.

Hydrogen Eco-System Uncertainty

The hydrogen industry is currently facing economic challenges associated with limited load of available hydrogen which has resulted in high operational costs across the value chain. This has led to

Management's Discussion and Analysis
delays and cancellations of projects. Key cost factors, such as rising renewable electricity prices and increased electrolyzer costs, are having a significant impact on the economics of renewable (green) hydrogen projects. These higher costs, coupled with uncertainties surrounding fuel supply and infrastructure development, make it challenging to predict when hydrogen technology for transport will become a viable decarbonization solution.

Fuel Prices

European natural gas prices are still significantly below the record highs of 2022. Lower demand, influenced by reduced economic activity and previous mild weather, has contributed to price moderation. Additionally, the diversification of gas imports continues to be a key focus of European energy policy. Long-term forecasts suggest that natural gas prices will remain well below 2022 peaks. This outlook reinforces the impact of fuel’s cost-effectiveness and its role in advancing the transition to natural gas-powered vehicles

In addition to the risks referred above, readers should also refer to our discussion in our annual report Form 20-F for the year ended December 31, 2025, dated April 23, 2026, under the headings "Risk Factors" and "Business Overview" for more information.

Liquidity and Going Concern

We believe that we have considered all possible impacts of known events arising from the risks discussed above related to supply chain and fuel prices in the preparation of the interim financial statements for the three and six months ended June 30, 2026. However, changes in circumstances due to the forementioned risks could affect our judgments and estimates associated with our liquidity and other critical accounting assessments.

For the six months ended June 30, 2026, we had operating losses from continuing operations of $12.1 million. Cash used in operating activities from continuing operations was $7.9 million for the six months ended June 30, 2026 and was primarily driven by operating losses and changes in working capital.

As at June 30, 2026, we had cash and cash equivalents of $23.9 million and long-term debt of $1.0 million from Export Development Canada ("EDC"), of which all is current.

Based on our projected capital expenditures, debt servicing obligations and operating requirements under our current business plan, we are projecting that our cash and cash equivalents will not be sufficient to fund our operations through the next twelve months from the date of the issuance of this MD&A. These conditions raise substantial doubt about Westport's ability continue as a going concern within one year after the date of this MD&A is issued.

Management is currently evaluating several different options to improve Westport's liquidity position, including raising funds from the public markets and borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not within our control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, we concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

Cybersecurity and data privacy risks

We rely on information technology networks and systems to operate our business, including internal IT business applications and systems that store business, employee, and other information. We have experienced, and may in the future experience, cybersecurity incidents, including unauthorized access to our systems and data. Cyber incidents could result in business disruption; theft, loss, misuse, or improper disclosure of confidential, personal, or proprietary information; remediation and response costs; increased cybersecurity protection and insurance costs; claims, litigation, regulatory inquiries or investigations, penalties, and fines; reputational harm; and other adverse impacts. Cyber incidents could also delay our financial reporting or our ability to complete audits and filings on a timely basis

Management's Discussion and Analysis
and could result in regulatory orders or restrictions such as management cease trade orders. Although we maintain cybersecurity measures and engage third‑party experts, and although certain of our operational systems (including systems supporting manufacturing continuity) are segregated from other IT environments, our measures cannot fully eliminate these risks, particularly as threat actors evolve. We are also exposed to cybersecurity and data privacy risks arising from third‑party service providers and partners. Any of the foregoing could have a material adverse effect on our business, results of operations, financial condition, liquidity, and reputation.

SECOND QUARTER 2026 RESULTS
Revenues for the three months ended June 30, 2026 decreased by 78% to $2.7 million compared to $12.5 million in the same quarter last year. As planned, our Heavy-Duty OEM segment ended its transitional service agreement with Cespira at the end of Q2 2025 resulting in reduction in revenue when comparing period over period.

Cespira delivered strong financial performance, driven by significant growth in both product, aftermarket, and service revenue. For the three months ended June 30, 2026 revenue was $27.1 million compared to $12.0 million in the prior year quarter. Gross profit was $3.8 million for the three months ended June 30, 2026 compared to gross loss of $1.9 million in prior year quarter.

We reported a net loss from continuing operations of $11.4 million for the three months ended June 30, 2026 compared to net loss from continuing operations of $5.1 million for the same quarter last year.

Cash and cash equivalents were $23.9 million at the end of the second quarter 2026. Cash used in operating activities from continuing operations was $4.6 million for the quarter, primarily driven by operating losses in the quarter and changes in working capital. Cash used in investing activities from continuing operations was primarily driven by capital contributions to Cespira of $3.5 million for the quarter. Cash provided by financing activities from continuing operations were primarily driven by the financing transaction and debt repayment of $1.0 million in the quarter.

We reported negative adjusted EBITDA of $6.3 million, (see "Non-GAAP Financial Measures" section in this MD&A) during the second quarter compared to negative adjusted EBITDA of $1.0 million for the prior year quarter. The increase in negative adjusted EBITDA was primarily driven by an increase in operating loss for the quarter partially offset by a decrease in the loss from investments accounted for by the equity method. Included in the prior year quarter's adjusted EBITDA was our discontinued operations' performance, which included an operating profit of $3.1 million for the three months ended June 30, 2025.

Management's Discussion and Analysis
SELECTED FINANCIAL INFORMATION
The following table sets forth a summary of our financial results:
Selected Consolidated Statements of Operations Data

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
(in thousands of U.S. dollars, except for per share amounts and shares outstanding)
Revenue	$2,717	$12,498	$5,002	$19,821
Cost of revenue	$2,584	$11,656	$4,353	$17,444
Gross profit	$133	$842	$649	$2,377
Gross margin[1]	5%	7%	13%	12%
Loss from investments accounted for by the equity method	$(1,283)	$(3,686)	$(2,664)	$(7,570)
Net loss from continuing operations	$(11,375)	$(5,053)	$(17,082)	$(10,348)
Net loss from discontinued operations	$—	$(29,291)	$—	$(26,447)
Net loss for the period	$(11,375)	$(34,344)	$(17,082)	$(36,795)
Net loss per share from continuing operations - basic & diluted	$(0.64)	$(0.29)	$(0.97)	$(0.60)
Net loss per share from discontinued operations - basic & diluted	$—	$(1.69)	$—	$(1.53)
Net loss per share - basic & diluted	$(0.64)	$(1.98)	$(0.97)	$(2.12)
Weighted average basic & diluted shares outstanding in millions	17,822,491	17,338,288	17,609,725	17,330,527
EBIT[1]	$(11,078)	$(32,100)	$(17,324)	$(34,165)
EBITDA[1]	$(10,823)	$(30,049)	$(16,857)	$(30,184)
Adjusted EBITDA[1]	$(6,273)	$(1,017)	$(11,132)	$(1,024)
1These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measures or ratios.

Selected Balance Sheet Data
The following table sets forth a summary of our financial position as at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
(in thousands of U.S. dollars, except for per share amounts and shares outstanding)
Cash and cash equivalents	$23,946	$27,158
Total assets	85,007	94,009
Total liabilities	32,736	25,196
Shareholders' equity	52,271	68,813

Management's Discussion and Analysis
RESULTS FROM OPERATIONS

Revenue for the three and six months ended June 30, 2026

(in thousands of U.S. dollars)	Three months ended June 30,		Change		Six months ended June 30,		Change
	2026	2025	$	%	2026	2025	$	%
High-Pressure Controls	$2,717	$2,896	$(179)	(6)%	$5,002	$4,786	$216	5%
Heavy-Duty OEM	—	9,602	(9,602)	(100)%	—	15,035	(15,035)	(100)%
Total revenue from continuing operations	$2,717	$12,498	$(9,781)	(78)%	$5,002	$19,821	$(14,819)	(75)%
High-Pressure Controls
Revenue for the three and six months ended June 30, 2026 was $2.7 million and $5.0 million, respectively, compared with $2.9 million and $4.8 million for the three and six months ended June 30, 2025.

The decrease in revenue for the three months ended June 30, 2026 was primarily driven by lower volume of sales in the quarter compared to prior year. As at June 30, 2026, we have a backlog of demand from customers that are waiting to be fulfilled as we continue to improve the production output from our two main manufacturing plants in Canada and China.

Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Gross Profit for the three months ended June 30, 2026

(in thousands of U.S. dollars)	Three months ended June 30,	% of	Three months ended June 30,	% of	Change
	2026	Revenue	2025	Revenue	$	%
High-Pressure Controls	$133	5%	$105	4%	$28	27%
Heavy-Duty OEM	—	—%	737	8%	(737)	(100)%
Total gross profit from continuing operations	$133	5%	$842	7%	$(709)	(84)%

High-Pressure Controls
Gross profit was $0.1 million or 5% of revenue, for the three months ended June 30, 2026 compared to $0.1 million or 4% of revenue, for the three months ended June 30, 2025. We anticipate that as the manufacturing plants in Canada and China continue to work on localizing its supply chain and improving its manufacturing processes and output, its gross profit and margin are expected to benefit.

Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Management's Discussion and Analysis
Gross Profit for the six months ended June 30, 2026

(in thousands of U.S. dollars)	Six months ended June 30,	% of	Six months ended June 30,	% of	Change
	2026	Revenue	2025	Revenue	$	%
High-Pressure Controls	$649	13%	$618	13%	$31	5%
Heavy-Duty OEM	—	—%	1,759	12%	(1,759)	(100)%
Total gross profit from continuing operations	$649	13%	$2,377	12%	$(1,728)	(73)%

High-Pressure Controls
Gross profit was $0.6 million or 13.0% of revenue, for the six months ended June 30, 2026 compared to $0.6 million or 13% of revenue, for the six months ended June 30, 2025. Gross profit for the six months ended June 30, 2026 benefited from engineering services revenue generated during the first quarter of 2026. Gross profit in the second quarter of 2026 was lower than the first quarter of 2026 due to the completion of certain engineering services in Q1 2026. Engineering services provided to customers are not consistent quarterly and dependent on demand from customers for validation and testing.
Heavy-Duty OEM
The segment's transitional service agreement with Cespira ended in Q2 2025 and did not have any sales activity in the quarter.

Research and Development Expenses ("R&D")

(in thousands of U.S. dollars)	Three months ended June 30,		Change		Six months ended June 30,		Change
	2026	2025	$	%	2026	2025	$	%
High-Pressure Controls	790	1,552	(762)	(49)%	$1,738	$2,734	$(996)	(36)%
Heavy-Duty OEM	—	22	(22)	(100)%	—	133	(133)	(100)%
Corporate & unallocated	421	—	421	100%	696	—	696	100%
Total R&D expenses	$1,211	$1,574	$(363)	(23)%	$2,434	$2,867	$(433)	(15)%
High-Pressure Controls
R&D expenses for the three and six months ended June 30, 2026 was $0.8 million and $1.7 million, respectively, compared to $1.6 million and $2.7 million for the three and six months ended June 30, 2025. The reduction in R&D expense in the quarter was primarily driven by an increase in reallocation of internal engineering resources to support improving the manufacturing process in Canada and also reduced spend in outside services and supplies.

Heavy-Duty OEM
There was no activity in the quarter.

Corporate & unallocated
We incurred research and development costs primarily for engineering labor, materials, and outside services support for product development, validation, and testing for our new high-pressure CNG fuel storage solution.

Management's Discussion and Analysis
Selling, General and Administrative Expenses ("SG&A")

(in thousands of U.S. dollars)	Three months ended June 30,		Change		Six months ended June 30,		Change
	2026	2025	$	%	2026	2025	$	%
High-Pressure Controls	692	409	283	69%	$1,338	$855	$483	56%
Heavy-Duty OEM	—	37	(37)	(100)%	—	122	(122)	(100)%
Corporate & unallocated	3,706	3,950	(244)	(6)%	6,101	6,534	(433)	(7)%
Total SG&A expenses	$4,398	$4,396	$2	—%	$7,439	$7,511	$(72)	(1)%

High-Pressure Controls
SG&A expenses for the three and six months ended June 30, 2026 was $0.7 million and $1.3 million, respectively, compared with $0.4 million and $0.9 million for the three and six months ended June 30, 2025. The increase in SG&A expenses in the current quarter was mainly due to increased personnel and outside services costs required to support our operating facilities. In the prior year quarter 2025, certain support personnel costs and outside services were shared with the Light-Duty business.

Heavy-Duty OEM
There was no activity in the quarter.

Corporate & unallocated
SG&A expenses for the three and six months ended June 30, 2026 was $3.7 million and $6.1 million, respectively, compared with $4.0 million and $6.5 million for the three and six months ended June 30, 2025. In the current quarter, we incurred additional outside services costs for pursuing additional financing and cybersecurity remediation and prevention services.

Other significant expense and income items for the three and six months ended June 30, 2026

(in thousands of U.S. dollars)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Foreign exchange loss (gain)	$1,693	$(4,224)	$2,700	$(5,427)
Depreciation and amortization:
Cost of sales depreciation and amortization	210	113	312	183
Operating expense depreciation and amortization	45	106	155	214
Total depreciation and amortization	$255	$219	$467	$397

Loss from investments accounted for by the equity method	$(1,283)	$(3,686)	$(2,664)	$(7,570)
Interest expense on long-term debt	$68	$166	$158	$358
Income tax expense	$223	$44	$336	$134

Foreign exchange gains and losses reflect net realized gains and losses on foreign currency transactions and net unrealized gains and losses on our net U.S. dollar denominated monetary assets and liabilities in our Canadian operations that were mainly comprised of cash and cash equivalents, accounts receivable and accounts payable. In addition, we have foreign exchange exposure on Euro denominated monetary assets and liabilities where the functional currency of the subsidiary is not the Euro. For the three and six months ended June 30, 2026, we recognized foreign exchange losses of

Management's Discussion and Analysis
$1.7 million and $2.7 million, respectively, compared to a foreign exchange gain of $4.2 million and $5.4 million for the three and six months ended June 30, 2025. The loss recognized in the current period primarily relates to unrealized foreign exchange losses resulting from the translation of U.S. dollar denominated debt in our Canadian legal entities.

Depreciation and amortization for the three and six months ended June 30, 2026 was $0.3 million and $0.5 million, respectively, compared to $0.2 million and $0.4 million for the three and six months ended June 30, 2025. The amounts included in cost of revenue for the three and six months ended June 30, 2026 were $0.2 million and $0.3 million, respectively, compared with $0.1 million and $0.2 million for the three and six months ended June 30, 2025.

Loss from investments accounted for by the equity method for the three and six months ended June 30, 2026 was a loss of $1.3 million and $2.7 million, respectively, compared to a loss of $3.7 million and $7.6 million for the three and six months ended June 30, 2025. This was driven by our 55% ownership interest in Cespira. Refer to "Selected Cespira Financial Information" for more details about Cespira's performance in the quarter.

Interest on long-term debt and amortization of discount
The decreases in interest expense on long-term debt for the three and six months ended June 30, 2026 compared to the prior year periods was driven by the reduction in the outstanding balance of the EDC term loan.

Income tax expense from continuing operations was $0.2 million and $0.3 million for the three and six months ended June 30, 2026 compared to income tax expense of $0.0 million and $0.1 million for the three and six months ended June 30, 2025. The income tax expense increase is primarily driven by profits in certain subsidiaries related to intercompany activity.

Related party transactions
Westport's related parties are Cespira, directors, officers and shareholders that own more than 10% of our shares.
We engage in transactions with Cespira primarily through cross-charges, provision of services and the sale of inventory under a transitional services agreement that ended on June 30, 2025.

Related party transactions with Cespira	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Sales of goods, services, and other income	$6	$9,721	$12	$15,280
Inventory purchased, services and other expenses	404	1,288	434	1,898

Related party balances with Cespira	June 30, 2026	December 31, 2025
Receivables (note 6 in the interim financial statements)	$289	$274
Payables (note 10 in the interim financial statements)	$469	$78

Management's Discussion and Analysis
Selected Cespira Financial Information

We account for Cespira using the equity method of accounting. However, due to its significance to our long-term strategy and operating results, we disclose selected Cespira financial information in notes 8 and 16 of our interim financial statements for the three and six months ended June 30, 2026.

The following table sets forth a summary of the financial results of Cespira for the three and six months ended June 30, 2026 and 2025.

	Three months ended June 30,		Change		Six months ended June 30,		Change
(in thousands of U.S. dollars)	2026	2025	$	%	2026	2025	$	%
Product revenue	$18,918	$8,344	$10,574	127%	$34,049	$18,450	$15,599	85%
Aftermarket revenue	5,517	2,647	2,870	108%	9,878	5,719	4,159	73%
Service revenue	2,636	1,029	1,607	156%	5,393	4,650	743	16%
Total revenue	27,071	12,020	15,051	125%	$49,320	$28,819	$20,501	71%
Gross profit[1]	3,814	(1,926)	5,740	298%	5,390	(1,411)	6,801	482%
Gross margin %	14%	(16)%			11%	(5)%
Research & development	1,182	1,888	(706)	(37)%	2,662	4,890	(2,228)	(46)%
Selling, general, & administrative	3,590	3,014	576	19%	6,114	6,037	77	1%
Operating loss	(2,120)	(6,843)	4,723	(69)%	(4,710)	(13,840)	9,130	(66)%
Net loss	(2,375)	(6,746)	4,371	(65)%	(4,897)	(13,744)	8,847	(64)%
1Gross margin is a non-GAAP financial measure. See the section 'Non-GAAP Measures' for explanations and discussions of these non-GAAP financial measure or ratio.

Product Revenue for the three and six months ended June 30, 2026 was $18.9 million and $34.0 million compared to $8.3 million and $18.5 million for the three and six months ended June 30, 2025. The increase in revenue of 127% in the current quarter was primarily driven by significantly higher volumes of systems sold compared to the prior year quarter. The increase in revenue year to date is primarily driven by back to back quarters in Q1 and Q2 having significant increases in systems sold compared to the prior year. Cespira's growth is influenced by the resilient favorable price differential between diesel and natural gas and government regulation support in markets like Europe.

Aftermarket Revenue for the three and six months ended June 30, 2026 was $5.5 million and $9.9 million compared to $2.6 million and $5.7 million for the three and six months ended June 30, 2025. The increase in revenue of aftermarket products sold is primarily driven by increase in sales volumes.

Service Revenue for the three and six months ended June 30, 2026 was $2.6 million and $5.4 million compared to $1.0 million and $4.7 million for the three and six months ended June 30, 2025. The increase in service revenue in the current quarter was primarily driven by the milestones achieved. Service revenue allocated to project milestones are weighted differently across the phases of an engineering service revenue project. One of Cespira's significant long-term engineering service revenue project is expected to complete in Q4 2026 in advance of the anticipated launch of their Euro 7 product.

Management's Discussion and Analysis
Gross profit was $3.8 million and $5.4 million for the three and six months ended June 30, 2026 compared to gross loss of $1.9 million and $1.4 million for the three and six months ended June 30, 2025. The increase in gross profit was primarily driven by the increase in higher volumes of systems and aftermarket products sold along with cost reductions in materials and improvements in labor efficiency.

R&D expense was $1.2 million and $2.7 million for the three and six months ended June 30, 2026 compared to $1.9 million and $4.9 million for the three and six months ended June 30, 2025. This was primarily driven by lower travel, outside services, and labor costs as Cespira focuses more on engineering service revenue related projects compared to self-funded R&D projects.

SG&A expense was $3.6 million and $6.1 million for the three and six months ended June 30, 2026 compared to $3.0 million and $6.0 million for the three and six months ended June 30, 2025. SG&A expense increase in the quarter was primarily driven by increased personnel costs and outside services costs to support Cespira's growth.

Cespira had an operating loss of $2.1 million and $4.7 million for the three and six months ended June 30, 2026 compared to $6.8 million and $13.8 million for the three and six months ended June 30, 2025. Cespira significantly reduced its operating loss compared to the prior year quarter by meaningfully increasing its product revenue, gross margin and lowering its cost base as it continues to grow and scale the business.

Management's Discussion and Analysis
CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Our cash and cash equivalents decreased by $0.6 million during the second quarter of 2026 to $23.9 million from $24.5 million as at March 31, 2026 and decreased by $3.2 million during the first six months of 2026 from $27.2 million at December 31, 2025. The decrease in cash during the three months ended June 30, 2026 was primarily driven by our operating losses, funding of the Cespira JV, and debt repayments, partially offset by the financing transaction.

Cash Flow from Operating Activities
For the three months ended June 30, 2026, our net cash used in operating activities from continuing operations was $4.6 million, compared to net cash used in operating activities from continuing operations of $5.6 million in the three months ended June 30, 2025. The decrease in net cash used in operating activities was primarily driven by the changes in working capital.
Cash Flow from Investing Activities
For the three months ended June 30, 2026, our net cash used in investing activities from continuing operations was $3.6 million compared to net cash used in investing activities from continuing operations of $5.0 million for the three months ended June 30, 2025. The decrease in net cash used in investing activities from continuing operations was primarily driven by the decrease in capital contributions to Cespira JV from $4.2 million to $3.5 million in the current quarter, reflecting the improvement of Cespira's financial performance. In the quarter, we reduced our purchase of property, plant, and equipment by nearly $0.8 million. in the prior year, we were preparing for the move of our plant operations from Italy to Canada and China which required significant capital expenditures.
Cash Flow from Financing Activities
For the three months ended June 30, 2026, our net cash provided by financing activities from continuing operations was $8.3 million compared to net cash used in financing activities from continuing operations of $1.0 million for the three months ended June 30, 2025. In the current quarter, we received $9.3 million proceeds from the financing transaction, net of transaction costs and paid $1.0 million in debt repayments to EDC. We have one remaining debt repayments outstanding with EDC at the end of the quarter.

Management's Discussion and Analysis
CONTRACTUAL OBLIGATIONS AND COMMITMENTS

	Carrying amount	Contractual cash flows	< 1 year	1 - 3 years	4-5 years
Accounts payable and accrued liabilities	$16,416	$16,416	$16,416	$—	$—
Long-term debt, principal,(1)	972	972	972	—	—
Long-term debt, interest(1)	—	49	49	—	—
Operating lease obligations	1,573	1,814	244	930	640
	$18,961	$19,251	$17,681	$930	$640

Notes

(1) For details of our long-term debt, principal and interest, see note 11 in the interim financial statements.

SHARES OUTSTANDING

During the six months ended June 30, 2026 and June 30, 2025, the weighted average number of shares used in calculating the basic and diluted net loss per share was 17,609,725 and 17,330,527, respectively. The Common Shares and Share Units (comprising of performance share units, restricted share units and deferred share units) outstanding and exercisable as at the following dates are shown below:

(weighted average exercise prices are presented in Canadian dollars)
	June 30, 2026		August 11, 2026
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Common Shares outstanding	18,995,734		17,395,734
Share Units
Outstanding	687,834	5.20	557,834	N/A
Exercisable	491	31.07	491	N/A

Management's Discussion and Analysis
CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our interim financial statements are prepared in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our interim financial statements. We have identified several policies as critical to our business operations and in understanding our results of operations. These policies, which require the use of judgment, estimates and assumptions in determining their reported amounts, include the assessment of liquidity and going concern, fair value of warrant liability, and property, plant and equipment. The application of these and other accounting policies are described in note 3 of our annual consolidated financial statements and our MD&A for the year ended December 31, 2025, filed on April 23, 2026. Actual amounts may vary significantly from estimates used.

The Company's warrant liabilities consist of Pre-Funded Warrants and Common Warrants issued in connection with the June 2026 financing transaction. The warrants are classified as financial liabilities because they do not qualify for the equity classification under ASC 815-40, Contracts in Entity's Own Equity and therefore are required to be accounted for as liabilities. The warrants are initially recognized at fair value and subsequently remeasured at fair value at each reporting date, with changes in fair value recognized in earnings.

i.The fair value of the Pre-Funded Warrant liability is based on the market price of the Company's common shares. Because the exercise price of the Pre-Funded Warrants is nominal ($0.00001 per warrant), the fair value of the Pre-Funded Warrants approximates the market value of the underlying common shares.

ii.     The fair value of the Common Warrant liability is determined using the Black-Scholes-Merton option pricing model. The valuation incorporates market-based inputs, including the Company's share price, exercise price, expected share price volatility, expected term, risk-free interest rate and expected dividend yield. The determination of fair value requires management to apply judgment in selecting the appropriate assumptions and valuation methodology.

As at June 30, 2026, the key assumptions used in the valuation of the warrant liabilities included a share price of $2.26, expected volatility of 55.0%, a remaining term of approximately 1.98 years years, a risk-free interest rate of 4.31%, and an expected dividend yield of nil. The determination of fair value is sensitive to changes in these assumptions. As a result, the fair value of the warrant liabilities and the amount of gains or losses recognized in earnings may vary from period to period due to changes in the Company's share price, expected volatility, risk-free interest rates, remaining term and other valuation inputs.

There have been no other significant changes in accounting policies applied to the June 30, 2026 interim financial statements, and we do not expect to adopt any significant changes at this time.

Management's Discussion and Analysis
NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS
Upcoming accounting standards not yet adopted:
In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2027. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

There have been no changes in our internal controls over financial reporting for the six months ended June 30, 2026, that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Discussion and Analysis
SUMMARY OF QUARTERLY RESULTS
Our revenues and operating results can vary significantly from quarter to quarter depending on the timing of product deliveries, product mix, product launch dates, R&D project cycles, timing of related government funding, impairment charges, restructuring charges, stock-based compensation awards and foreign exchange impacts. Net income and net loss has and can vary significantly from one quarter to another depending on operating results, gains and losses from investing activities, recognition of tax benefits and other similar events.
The following table provides summary unaudited consolidated financial data for the past years as comparison :
Selected Consolidated Quarterly Operations Data

Three months ended	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25	31-Dec-25	31-Mar-26	30-Jun-26
(in thousands of U.S. dollars except for per share amounts)
Total revenue	$66,251	$75,088	$70,955	$88,870	$21,617	$1,880	$2,285	$2,717
Continuing operations	$4,877	$7,284	$7,323	$12,498	$1,617	$1,880	$2,285	$2,717
Discontinued operations	$61,374	$67,804	$63,631	$76,372	$19,999	$—	$—	$—
Gross profit[1]	$14,466	$14,280	$15,225	$15,996	$4,771	$(169)	$516	$133
Continuing operations	$663	$363	$1,535	$842	$471	$(169)	$516	$133
Discontinued operations	$13,803	$13,917	$13,690	$15,153	$4,299	$—	$—	$—
Gross margin[1]	22%	19%	21%	18%	22%	(9)%	23%	5%
Continuing operations	14%	5%	21%	7%	29%	(9)%	23%	5%
Discontinued operations	22%	21%	22%	20%	21%	—%	—%	—%
Loss from investments accounted for by the equity method (note 8)	$(2,781)	$(1,964)	$(3,799)	$(3,299)	$(3,078)	$(5,078)	$(1,381)	$(1,283)
Continuing operations	$(3,002)	$(2,611)	$(3,884)	$(3,686)	$(3,197)	$(5,078)	$(1,381)	$(1,283)
Discontinued operations	$221	$647	$85	$387	$119	$—	$—	$—
Net income (loss)	$(3,868)	$(10,141)	$(2,451)	$(34,344)	$(13,726)	$(11,105)	$(5,707)	$(11,375)
Continuing operations	$(5,968)	$(13,665)	$(5,296)	$(5,053)	$(10,411)	$(8,811)	$(5,707)	$(11,375)
Discontinued operations	$2,100	$3,524	$2,845	$(29,291)	$(3,315)	$(2,294)	$—	$—
EBITDA[1]	$(301)	$(6,103)	$(135)	$(30,049)	$(12,814)	$(10,695)	$(6,034)	$(10,823)
Adjusted EBITDA[1]	$(778)	$(1,883)	$(7)	$(1,017)	$(6,313)	$(9,939)	$(4,859)	$(6,273)
U.S. dollar to Euro average exchange rate	0.91	0.94	0.95	0.88	0.86	0.86	0.85	0.86
U.S. dollar to Canadian dollar average exchange rate	1.36	1.39	1.43	1.38	1.38	1.40	1.37	1.38
Earnings (Loss) income per share:
Basic & Diluted	$(0.22)	$(0.57)	$(0.14)	$(1.98)	$(0.79)	$(0.65)	$(0.33)	$(0.64)
Continuing operations	$(0.35)	$(0.77)	$(0.31)	$(0.29)	$(0.60)	$(0.51)	$(0.33)	$(0.64)
Discontinued operations	$0.12	$0.20	$0.16	$(1.69)	$(0.19)	$(0.13)	$—	$—
Notes

(1) These financial measures or ratios are non-GAAP financial measures or ratios. See the section 'Non-GAAP Measures' for explanations and discussion of these non-GAAP financial measures or ratios.

Management's Discussion and Analysis
REPORTABLE SEGMENTS & RECONCILIATIONS

Westport reports its results in the following two reportable segments for its continuing operations: High-Pressure Controls and Cespira.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses, primarily corporate functions, among segments differently than we would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP. Reconciliations of reportable segment information to condensed consolidated interim statement of operations can be found in section "Non-GAAP Measures & Reconciliation" within this MD&A.

	Three months ended June 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$2,717	$27,071	$29,788
Cost of revenue	2,584	23,257	25,841
Gross profit	133	3,814	3,947
Operating expenses:
Research & development	790	1,182	1,972
General & administrative	561	2,969	3,530
Sales & marketing	131	621	752
Depreciation & amortization	11	899	910
	1,493	5,671	7,164
Add back: Depreciation & amortization	221	986	1,207
Segment EBITDA	$(1,139)	$(871)	$(2,010)

Management's Discussion and Analysis

	Three months ended June 30, 2025
	High-Pressure Controls	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$2,896	$9,602	$12,020	$24,518
Cost of revenue	2,791	8,865	13,946	25,602
Gross profit	105	737	(1,926)	(1,084)
Operating expenses:
Research & development	1,552	22	1,888	3,462
General & administrative	386	34	2,692	3,112
Sales & marketing	23	3	322	348
Depreciation & amortization	59	—	860	919
	2,020	59	5,762	7,841
Add back: Depreciation & amortization	172	—	772	944
Segment EBITDA	$(1,743)	$678	$(6,916)	$(7,981)

	Six months ended June 30, 2026
	High-Pressure Controls	Cespira	Total Segment
Revenue	$5,002	$49,320	$54,322
Cost of revenue	4,353	43,930	48,283
Gross profit	649	5,390	6,039
Operating expenses:
Research and development	1,738	2,662	4,400
General and administrative	1,112	5,232	6,344
Sales and marketing	226	882	1,108
Depreciation and amortization	96	1,773	1,869
	3,172	10,549	13,721
Add back: Depreciation and amortization[1]	408	1,935	2,343
Segment EBITDA	$(2,115)	$(3,224)	$(5,339)

	Six months ended June 30, 2025
	High-Pressure Controls		Heavy-Duty OEM	Cespira	Total Segment
Revenue	$4,786		$15,035	$28,819	$48,640
Cost of revenue	4,168		13,276	30,230	47,674
Gross profit	618		1,759	(1,411)	966
Operating expenses:
Research and development	2,734		133	4,890	7,757
General and administrative	705		99	5,419	6,223
Sales and marketing	150		23	618	791
Depreciation and amortization	115		—	1,590	1,705
	3,704		255	12,517	16,476
Add back: Depreciation and amortization1	298		—	2,392	2,690
Segment EBITDA	$(2,788)	0	$1,504	$(11,536)	$(12,820)

Management's Discussion and Analysis

	Three months ended June 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$29,788	$27,071	$—	$2,717
Cost of revenue	25,841	23,257	—	2,584
Gross profit	3,947	3,814	—	133
Operating expenses:
Research & development	1,972	1,182	421	1,211
General & administrative	3,530	2,969	3,613	4,174
Sales & marketing	752	621	93	224
Depreciation & amortization	910	899	34	45
	7,164	5,671	4,161	5,654
Equity loss	—	—	(1,283)	(1,283)

	Three months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$24,518	$12,020	$—	$12,498
Cost of revenue	25,602	13,946	—	11,656
Gross profit	(1,084)	(1,926)	—	842
Operating expenses:
Research & development	3,462	1,888	—	1,574
General & administrative	3,112	2,692	3,686	4,106
Sales & marketing	348	322	264	290
Depreciation & amortization	919	860	47	106
	7,841	5,762	3,997	6,076
Equity loss	—	—	(3,686)	(3,686)

Management's Discussion and Analysis

	Six months ended June 30, 2026
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$54,322	$49,320	$—	$5,002
Cost of revenue	48,283	43,930	—	4,353
Gross profit	6,039	5,390	—	649
Operating expenses:
Research and development	4,400	2,662	696	2,434
General and administrative	6,344	5,232	5,896	7,008
Sales and marketing	1,108	882	205	431
Depreciation and amortization	1,869	1,773	59	155
	13,721	10,549	6,856	10,028
Equity loss	—	—	(2,664)	(2,664)

	Six months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$48,640	$28,819	$—	$19,821
Cost of revenue	47,674	30,230	—	17,444
Gross profit	966	(1,411)	—	2,377
Operating expenses:
Research and development	7,757	4,890	—	2,867
General and administrative	6,223	5,419	5,974	6,778
Sales and marketing	791	618	560	733
Depreciation and amortization	1,705	1,590	99	214
	16,476	12,517	6,633	10,592
Equity loss	—	—	(7,570)	(7,570)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Total Segment EBITDA	$(2,010)	$(7,981)	$(5,339)	$(12,820)
Adjustments:
Depreciation & amortization[1]	255	219	467	397
Cespira's Segment EBITDA	(871)	(6,916)	(3,224)	(11,536)
Cespira's equity loss	1,283	3,686	2,664	7,570
Corporate and unallocated operating expenses	4,127	3,950	6,797	6,534
Foreign exchange loss (gain)	1,693	(4,224)	2,700	(5,427)
Change in fair value of warrant liability	1,496	—	1,496	—
Financing transaction costs	1,085	—	1,085	—
Interest on long-term debt	68	166	158	358
Interest and other income, net of bank charges	6	147	(736)	(502)
Loss before income taxes	$(11,152)	$(5,009)	$(16,746)	$(10,214)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

Management's Discussion and Analysis
NON-GAAP FINANCIAL MEASURES & RECONCILIATIONS:

In addition to the results presented in accordance with U.S. GAAP, we used EBIT, EBITDA, Adjusted EBITDA, gross margin, net working capital, and other non-current liabilities (collectively, the “Non-GAAP Measures") throughout this MD&A. We believe these non-GAAP measures provide additional information that is useful to stakeholders in understanding our underlying performance and trends through the same financial measures employed by our management. We believe that EBIT, EBITDA, and Adjusted EBITDA are useful to both management and investors in their analysis of our ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Management also uses these non-GAAP measures in its review and evaluation of the financial performance of the Company. EBITDA is also frequently used by stakeholders for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company. We believe these non-GAAP financial measures also provide additional insight to stakeholders as supplemental information to our U.S. GAAP results and as a basis to compare our financial performance period-over-period and to compare our financial performance with that of other companies. We believe that these non-GAAP financial measures facilitate comparisons of our core operating results from period to period and to other companies by, in the case of EBITDA, removing the effects of our capital structure (net interest income on cash deposits, interest expense on outstanding debt and debt facilities), asset base (depreciation and amortization) and tax consequences. Adjusted EBITDA provides this same indicator of Westport's EBITDA from operations and removing such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. Readers should be aware that non-GAAP measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. Non-GAAP measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.

Three months ended	30-Jun-26	30-Jun-25
Revenue	$2,717	$12,498
Less: Cost of revenue	2,584	11,656
Gross profit	$133	$842
Gross margin %	5%	7%

Management's Discussion and Analysis
EBIT, EBITDA and ADJUSTED EBITDA

Three months ended	30-Sep-24	31-Dec-24	31-Mar-25	30-Jun-25	30-Sep-25	31-Dec-25	31-Mar-26	30-Jun-26
Net income (loss)	$(3,868)	$(10,141)	$(2,451)	$(34,344)	$(13,726)	$(11,105)	$(5,707)	$(11,375)
Tax expense (recovery)	1,427	1,858	579	1,673	203	242	113	223
Income (loss) before income taxes	$(2,441)	$(8,283)	$(1,872)	$(32,671)	$(13,523)	$(10,863)	$(5,594)	$(11,152)
Interest expense (income), net[1]	350	272	(193)	571	(532)	9	(652)	74
EBIT	(2,091)	(8,011)	(2,065)	(32,100)	(14,055)	(10,854)	(6,246)	(11,078)
Depreciation and amortization	1,790	1,908	1,930	2,051	1,241	159	212	255
EBITDA	$(301)	$(6,103)	$(135)	$(30,049)	$(12,814)	$(10,695)	$(6,034)	$(10,823)
Stock based compensation	(140)	5	285	451	(221)	(108)	168	276
Unrealized foreign exchange (gain) loss	(1,069)	5,440	(456)	(2,362)	839	(1,220)	1,007	1,693
Severance costs	380	4	299	96	798	39	—	—
Loss on disposal of operations	—	—	—	30,183	5,085	2,045	—	—
Gain on deconsolidation	—	(1,932)	—	—	—	—	—	—
Loss on sale of assets	—	703	—	—	—	—	—	—
Loss on sale of investment	352	—	—	—	—	—	—	—
Impairment of long-term investments and long-term assets	—	—	—	664	—	—	—	—
Change in fair value of warrant liability	—	—	—	—	—	—	—	1,496
Financing transaction costs	—	—	—	—	—	—	—	1,085
Adjusted EBITDA	(778)	(1,883)	(7)	(1,017)	(6,313)	(9,939)	(4,859)	(6,273)

Notes

(1) Interest expense, net is calculated as interest income, net of bank charges and interest on long-term debt.

(2) The above table presents the current and comparative periods for both continuing and discontinued operations on a consolidated basis.